UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Houghton Mifflin Harcourt Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44157R109
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]

Rule 13d-1(b)

[    ]

Rule 13d-1(c)

[ x ]

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44157R109	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avenue Capital Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 5,738,103
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,738,103
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,738,103
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 44157R109	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avenue Capital Management II GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 5,738,103
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,738,103
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,738,103
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 44157R109	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marc Lasry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 5,738,103
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,738,103
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,738,103
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13G

This Amendment No. 1 (this “Amendment”) to the Schedule 13G filed on February 11, 2014 (the “Schedule 13G”) is being filed on behalf of Avenue Capital Management II, L.P. (“Avenue Capital Management”), Avenue Capital Management II GenPar, LLC (“Avenue Capital Management GenPar”) and Marc Lasry relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Houghton Mifflin Harcourt Company, a Delaware corporation (the “Issuer”).  Avenue Capital Management, Avenue Capital Management GenPar and Marc Lasry are herein referred to as the “Reporting Persons.”

Item 4

Ownership.

Item 4 is hereby amended and restated in its entirety to read as follows:

(a)-(b)

As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name of Reporting Person	Number of Shares of Common Stock	Number of Shares of Common Stock upon Exercise of Warrants	Total Number of Shares of Common Stock	Percentage of Class
Avenue Capital Management	5,738,103	0	5,738,103	4.1%
Avenue Capital Management GenPar	5,738,103	0	5,738,103	4.1%
Marc Lasry	5,738,103	0	5,738,103	4.1%

The approximate percentage of Common Stock reported as beneficially owned by each of the Reporting Persons is based upon 141,479,963 shares of Common Stock outstanding as of October 31, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed by the Issuer with the Securities Exchange Commission on November 6, 2014.

(c)

Avenue Capital Management, Avenue Capital Management GenPar and Marc Lasry have the shared power to vote and dispose of the shares of Common Stock reported in this Amendment to the Schedule 13G held by certain private investment funds and managed accounts for whom Avenue Capital Management serves as investment manager.

Item 5

Ownership of Five Percent or Less of a Class.

Item 5 is hereby amended and restated in its entirety to read as follows:

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If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2015

AVENUE CAPITAL MANAGEMENT II, L.P.

By:	Avenue Capital Management II
GenPar, LLC,
its General Partner

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY
/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry

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